EXHIBIT 99.1

Fury Drills 45 g/t Gold over 1 Metre in the Gap Zone at Eau Claire

Vancouver, Canada – November 21, 2022 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to provide results for three core drill holes at the Eau Claire project located in the Eeyou Istchee Territory in the James Bay region of Quebec. The three holes targeted the Gap Zone between the 450 Zone, which hosts the bulk of the Eau Claire defined resource (Figure 1), and the Hinge Target. Drill hole 22EC-058 intercepted three zones of gold mineralization across 42.5 metres (m) drilled width including 1.0m of 45.00 g/t Au and 1.0m of 5.55 g/t Au (Table 1). The intercepts from 22EC-058 extend gold mineralization by approximately 150m to the west and 315m downdip of the defined resource, further expanding the mineralized footprint of the deposit.

“The Gap Zone is a highly prospective target for Fury and these results are very encouraging as they have expanded the mineralized footprint at Eau Claire and demonstrate that the deposit is open for significant expansion in a third target area,” commented Tim Clark, CEO of Fury. “We are looking forward to the remaining 11 drill holes completed, from the Hinge Target, Eastern Extension, and Percival targets which are pending assay, with results expected in the coming weeks as well as the expansive Geochem survey we completed at our Lac Clarkie project.”

Gap Zone

Fury’s recognition of the stratigraphic controls on the Eau Claire deposit mineralization opened up the “Gap Zone” for targeting.  Drill holes 22EC-056 – 22EC-058 targeted a 450m by 450m area that was not historically drilled. Drill hole 22EC-058 demonstrates the potential of this area to add additional ounces to the resource as it represents a 150m step out and 315m down dip extension from the limits of the currently defined resource.  Fury believes that additional drilling is warranted in the Gap Zone area due to its location directly west of the 450 Zone, and its relatively shallow position within the system. The stratigraphic position of the mineralization encountered in drill hole 22EC-058 is consistent with that encountered in the deep portions of the Hinge Target starting 400 metres to the west.

Table 1: Eau Claire Drill Results – Gap Zone

Location	Hole ID	From	To	Length (m)	Au g/t
Gap Zone	22EC-056	394	396	2	2.03
	22EC-057	212	213.5	1.5	1.87
		352	353.5	1.5	1.42
	22EC-058	352.5	353.5	1	45.00
		374	375	1	5.55
		394.5	395	0.5	4.23

Main intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m. Lengths for exploration drilling are drill indicated core length, as insufficient drilling has been undertaken to determine true widths at this time.

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“Between the newly encountered mineralization at the Gap Zone and the Hinge Target we have significantly expanded the mineralized footprint of the Eau Claire deposit. The deposit remains open in all directions, and we look forward to continuing to showcase the potential scale of Eau Claire,” stated Bryan Atkinson, SVP, Exploration of Fury.

Currently, there is one completed hole pending assay results from the Hinge Target, two from the eastern extension and eight from Percival. The Company anticipates results from these holes to be released as received over the coming weeks.

Figure 1: Eau Claire Deposit long section area illustrating the resource block model and locations of the recent Gap Zone drill holes in relation to the Hinge Target towards the west.

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Figure 2: Illustrates the intercepts at the “Gap Zone” in relation to the Eau Claire deposit block model.

Sampling and Assaying Disclosure

Analytical samples for the Drill Program were taken by sawing HQ diameter core into equal halves on site with one half sent to ALS Chemex in Val D’or, Quebec, Canada for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with inductively coupled plasma – atomic emission spectrometry finish (Au-ICP22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-ICP22 results were greater than 0.5 ppm Au the assay was repeated with a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24). Samples containing more than 5 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across the country and holds a 59.5 million common share position in Dolly Varden Silver Corp (25.8%). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

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Forward-Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Forward-looking information contained in this release primarily relates to statements that suggest that future work at Eau Claire will potentially increase or upgrade the estimated gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. Exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2021 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report including the Base Shelf Prospectus available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which inherently can only as of the date made.

Cautionary Note to United States Investors Concerning Estimates of Mineral Disclosure

The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). The Company's descriptions of its projects using applicable CIM terminology, which includes defined terms such as indicated resources, may not be comparable to similar information about resource grades that would be made public by U.S. companies which are subject to the reporting and disclosure requirements under the United States federal securities laws.

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